Exhibit (a)(1)(C)

NAVIOS MARITIME HOLDINGS INC.

Offer to Exchange

Common Stock

For

Any and All of the Outstanding American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock

and

Any and All of the Outstanding American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., NEW YORK CITY TIME, ON APRIL 18, 2017

UNLESS EXTENDED OR TERMINATED BY US.

March 21, 2017

To Brokers and Other Securities Intermediaries:

Navios Maritime Holdings Inc. (“Navios Holdings,” the “Company,” “our,” “we” or “us”) is offering to exchange newly issued shares of Common Stock, par value $.0001 per share, of Navios Holdings (the “Common Stock”) and cash in lieu of fractional shares, if any, for (x) any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and (y) any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”), upon the terms and conditions set forth in the Offer to Exchange, dated March 21, 2017 (the “Offer to Exchange”) and in the related Letters of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, collectively constitute the “Exchange Offer”).

For every Series G ADS surrendered, we are offering –

•	8.25 shares of Common Stock, with a value of $14.61 (as of March 20, 2017)

•	$2.36 premium to the $12.25 closing price (as of March 20, 2017)

For every Series H ADS surrendered, we are offering –

•	8.11 shares of Common Stock, with a value of $14.36 (as of March 20, 2017)

•	$2.24 premium to the $12.12 closing price (as of March 20, 2017)

The consideration paid in shares of Common Stock is equal to the weighted average price of the Series G ADSs and Series H ADSs, as applicable, as consolidated and reported by Bloomberg, for the twenty consecutive trading days immediately preceding March 20, 2017 (the “20-day VWAP”), with consideration paid in the form of shares of Common Stock equal to 125% of the 20-Day VWAP for the respective series of Series G ADSs or Series H ADSs. In addition, the consideration represents a premium of approximately 19% to the March 20, 2017 closing price of the Series G ADSs and Series H ADSs.

If all conditions to the Exchange Offer are satisfied or waived, the Company will acquire all Series G ADSs or Series H ADSs from all tendering holders. Any Series G ADSs or Series H ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer.

The description of the Exchange Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Exchange Offer set forth in the Offer to Exchange and the Letters of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS. THE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON APRIL 18, 2017, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED.

In connection with the Exchange Offer, please forward copies of the enclosed materials to your clients for whom you hold Series G ADSs or Series H ADSs. For your information and for forwarding to your clients, we are enclosing the following documents:

1.	Offer to Exchange, dated March 21, 2017;

2.	a separate Letter of Transmittal for Series G ADSs and Series H ADSs for your use and for the information of your clients; and

3.	a form of letter that may be sent to your clients for whose accounts you hold Series G ADSs or Series H ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Participants of The Depository Trust Company (the “DTC”) will be able to execute tenders through the DTC’s automated system. No guaranteed delivery procedures are being offered in connection with the Exchange Offer.

Georgeson LLC is acting as Information Agent, and The Bank of New York Mellon is acting as Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of Series G ADSs or Series H ADSs by mail, telephone, facsimile and personal interviews and may request brokers and securities intermediaries to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent will each receive reasonable and customary compensation for their respective services and will be reimbursed by us for reasonable out-of-pocket expenses. The Information Agent and the Exchange Agent will be indemnified against certain liabilities in connection with the Exchange Offer, including certain liabilities under the federal securities laws.

Under no circumstances will interest by paid on the consideration payable for Series G ADSs or Series H ADSs, regardless of extension of, or amendment to, the Exchange Offer or any delay in delivering such consideration. The Company will not pay any fees or commissions to brokers, other securities intermediaries or other persons for soliciting tenders of Series G ADSs or Series H ADSs in connection with the Exchange Offer. The Company will, however, upon request, reimburse brokers and other securities intermediaries for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. Transfer taxes on the acquisition of Series G ADSs or Series H ADSs pursuant to the Exchange Offer, if any, will be paid by us.

Questions regarding the terms of the Exchange Offer, and requests for assistance or for additional copies of the Offer to Exchange and any other required documents, may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Exchange.

Sincerely,

NAVIOS MARITIME HOLDINGS INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE COMPANY, THE INFORMATION AGENT, THE EXCHANGE AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER NOT CONTAINED IN THE OFFER TO EXCHANGE OR THE LETTERS OF TRANSMITTAL.